EXHIBIT 21.1

Subsidiaries of the Company as of February 2004

Name	Jurisdiction of Organization	Location

BBI Biotech Research Laboratories, Inc.	Massachusetts	Gaithersburg, MD

BBI Source Scientific, Inc.	Massachusetts	Garden Grove, CA

BBI BioSeq, Inc.	Massachusetts	Gaithersburg, MD